Mark G. Borden

+ 1 617 526 6675 (t)

+ 1 617 526 5000 (f)

mark.borden@wilmerhale.com

October 5, 2007

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Attention: Cathey Baker

Re:	Global BPO Services Corp.

Registration Statement on Form S-1

File No. 333-144447

Ladies and Gentlemen:

On behalf of Global BPO Services Corp. (the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”).

Amendment No. 3 is being filed in response to comments contained in the letter dated October 4, 2007 (the “Letter”) from John Reynolds of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to R. Scott Murray, the Company’s Chief Executive Officer. The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments and the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement as set forth in Amendment No. 3. Page numbers referred to in the responses reference the applicable pages of Amendment No. 3.

On behalf of the Company, we advise you as follows:

General

1.	We note your response to comment eight of our letter dated September 19, 2007 and your revised disclosure in the risk factor on page 29. In this regard, please address the following:

•

Please clearly state in the risk factor and elsewhere whether the company would be required to pay the officers or directors under the indemnification provisions for any reimbursements that the officers may make to ensure that proceeds in the trust account are not reduced. If the company is required to make any such payments from the proceeds held in trust, then how are such officers jointly and severally liable to ensure that the proceeds in the trust are not reduced? A separate risk factor may be appropriate in addition to clear disclosure on pages 14 and 81. Please reconcile the

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provisions in the agreements that the officers indemnify and hold harmless the company against loss with the disclosure on pages 29 and 100 regarding the indemnification of officers.

Response:	The Company has revised the disclosure on pages 14, 29, 81 and 82 of Amendment No. 3 in response to the Staff’s comment.

•

In regards to the agreements by the officers to reimburse the trust against claims of various vendors, please state whether any potential claims would not be covered by these agreements. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

Response:	The Company has revised the disclosure on pages 14 and 82 of Amendment No. 3 in response to the Staff’s comment.

•

We note the information on page 100 concerning certain limitations on the potential liability of officers, directors, and founding stockholders/advisors of the company. Given the significant protections being afforded to them in various ways, please explain why the company is not requiring them to agree to waive any claim to funds held in the trust account, in connection with any indemnification that the certificate of incorporation may require them to receive. See page 29.

Response:	The Company is not requiring its directors and officers to agree to waive any claims to funds held in the trust account in connection with any indemnification that the Company’s second amended and restated certificate of incorporation may entitle them to receive. The Company believes it is fair and appropriate to give its directors and officers the protection that is attendant to being a director or officer of a corporation organized under the laws of the State of Delaware and to do otherwise would impede its ability to attract and retain qualified directors and officers.

2.	We note that the prospectus and Exhibit 3.2, Form of Second Amended and Restated Certificate of Incorporation, seem to offer conflicting information about the company’s obligation to seek a fairness opinion concerning an initial business combination and an appraiser’s membership in FINRA. Specifically, we note that:

•

The last risk factor on page 35 states that the company will seek a fairness opinion in connection with a business combination with an entity affiliated with any founding stockholder/advisor. In contrast, the first full risk factor on page 46 states that the company is not required to obtain a fairness opinion unless, among other things, there is a conflict of interest with respect to the transaction. The risk factor explains

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October 5, 2007

that the company has implemented this policy “to address any conflicts that may exist either (i) between management of personal investments of our directors and officers and us or (ii) if we acquire a company in which our officers and directors have made a passive/minority investment.” Although the discussion is unclear, the risk factor seems to narrow the circumstances in which a fairness opinion would be required. Please discuss and clarify.

Response:	The Company has revised the disclosure on page 46 of Amendment No. 3 in response to the Staff’s comment.

•

The prospectus states that the company would obtain a fairness letter from an investment bank that is a member of FINRA. See, e.g., page 100. But Article Sixth of Exhibit 3.2, the Form of Second Amended and Restated Certificate of Incorporation, states on pages 3-4 that the investment bank may or may not be a member of FINRA. Please address the inconsistency.

Response:	The Company has revised the Form of Second Amended and Restated Certificate of Incorporation and has filed it as Exhibit 3.2 to Amendment No. 3.

3.	We note that the current discussions of potential fee payments, whether before or after an initial business combination, are confusing, as well as somewhat scattered, in the prospectus. Please clarify and discuss the following points, in particular:

•

The prospectus indicates that the company may pay “customary investment banking fees” to America’s Growth Capital, an investment bank affiliated with one of the directors, Mr. Howe, in connection with an initial business combination. See, e.g., page 97. Elsewhere, the prospectus indicates that the fees could be payable by either the company or the target company. See page 99. Please make clear throughout the prospectus, if appropriate, that either company could pay the fees in question.

Response:	The Company has revised the disclosure on page 98 of Amendment No. 3 in response to the Staff’s comment. Amendment No. 3 contains similar disclosure on pages 74 and 100.

•

The prospectus appears to state on page 55 that, with the exception of a potential payment to America’s Growth Capital, in no event will any of the company’s existing stockholders/advisors, directors or officers, or any entity with which they are affiliated, receive any finder’s fee, consulting fee or other compensation prior to, “or for any services they render, in order to effectuate the consummation of a business combination, other than fees more fully described under “Management—Conflicts of Interest.” Please clarify the quoted language.

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October 5, 2007

Response:	The Company has revised the disclosure on pages 55, 57 and 76 of Amendment No. 3 in response to the Staff’s comment.

•

Please also discuss whether a majority of the company’s disinterested directors would approve any such fee and disclose it to stockholders in the proxy statement concerning an initial business combination.

Response:	The Company has revised the disclosure on pages 38, 98 and 100 of Amendment No. 3 in response to the Staff’s comment.

•	Please disclose whether America’s Capital will waive any interest in or claim to the monies in the trust fund if a business combination is not consummated.

Response:	The Company has revised the disclosure on pages 38, 98, 99 and 100 of Amendment No. 3 in response to the Staff’s comment.

Prospectus Summary, page 1

4.	We note your disclosure on page 4 that “we do not intend to acquire less than majority interest (meaning not less than 50% of the voting securities of such target business).” Please reconcile this statement with the disclosure on page 76 that “[the company] will not acquire less than a majority interest….” If applicable, please disclose the circumstances in which the company would acquire less than a majority interest in a target business.

Response:	The Company has revised the disclosure on pages 4, 34 and 75 of Amendment No. 3 in response to the Staff’s comment.

Risk Factors, page 23

5.	The last risk factor on page 37 appears to state that the company has adopted a policy that prohibits officers, directors, security holders and their respective affiliates from having a pecuniary interest in any transaction in which the company is a party or has an interest (“Other than with respect to the business combination, we have not adopted a policy….”). However, it also states on page 38 that an affiliate of one of the directors may receive investment banking fees in connection with an initial business combination. Please discuss the apparent inconsistency.

Response:	The Company has revised the disclosure on page 38 of Amendment No. 3 in response to the Staff’s comment.

6.	We note that, although no founding stockholder/advisor currently intends to purchase additional warrants or units, some may eventually decide to purchase securities in the

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October 5, 2007

open market or in private transactions. See the fifty-first risk factor on page 40-41. Please discuss the factors that would influence such a decision, including the ability to influence a stockholder vote, and describe the potential effect of such purchases upon such a vote. Include such information in the summary.

Response:	The Company has revised the risk factor on page 41 of Amendment No. 3 in response to the Staff’s comment.

Proposed Business, page 66

Effecting a Business Combination, page 73

7.	We note your disclosure on page 73 that you have not conducted any research with respect to identifying the number and characteristics of the potential acquisition candidates. Please discuss whether anyone on your behalf has conducted such research.

Response:	The Company has revised the disclosure on page 73 of Amendment No. 3 in response to the Staff’s comment.

Management, page 91

8.	Please identify any entities for which members of the Strategic Advisory Council have fiduciary duties to present business opportunities. Please revise to disclose any such conflicts and priorities.

Response:	The Company has revised the disclosure on page 101 of Amendment No. 3 in response to the Staff’s comment regarding Mr. Wadsworth. Other than Mr. Wadsworth, none of the other members of the Company’s Strategic Advisory Council have such a fiduciary duty to present opportunities which are likely to be suitable for the Company or which are likely to be in conflict with their obligations to the Company.

Financial Statements, page F-1

Note 3 - Proposed Public Offering, page F-9

9.	Please tell us how you plan to value and account for the private placement warrants that will be sold to your officers, directors and affiliates. Revise your disclosures to state whether you believe that the sale of the private placement warrants will result in share-based compensation expense, along with the major assumptions supporting your conclusion. To the extent that your analysis is based on the trading prices of warrants for similarly situated public companies, please explain why you believe that your offering is comparable to the selected companies. We may have additional comments after reviewing your response.

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Response:	No compensation expense will be recognized in connection with the private placement warrants that will be issued to the Company’s founding stockholders, as the purchase price of the private placement warrants reflects a premium over its estimated value. The Company determined that the purchase price is at a premium by analyzing warrant prices of several similarly structured blank check companies after consummation of their initial public offerings and following separation of the common stock and warrants included within the units. This list of companies was deemed comparable because it represents all of the initial public offerings of blank check companies for the last two years which include a unit with a purchase price of $8.00 and a warrant to purchase one share for an exercise price of $6.00 per share, an expiration of the earlier of four years from the date of the prospectus and the redemption date and an exercisability date no earlier than one year from the date of the prospectus. These are the same key terms as the warrants issued by the Company in the private placement will have. The average trading price for the warrants of such companies was $0.83, which is below the $1.00 purchase price. The warrants to be privately placed with the Company’s founding stockholders are on similar terms as the warrants which are a component of the units to be sold in the Company’s public offering, including having an identical exercise price of $6.00 per warrant. The warrants which are a component of the units sold in the public offering may be sold immediately after separation of the units into their component parts, whereas the warrants to be privately placed cannot be sold or transferred until one year after the consummation of a business combination. The Company has revised the disclosure on pages 112 and F-10 of Amendment No. 3 in response to the Staff’s comment.

The following table illustrates the closing price on the first trading day upon separation of the common stock and warrants included within the units.

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October 5, 2007

Company	Offering Date	First day warrant close price
KBL Healthcare Acquisition Corp. III	07/19/07	$0.75
China Fortune Acquisition Corp.	07/17/07	1.05
Advanced Technology Acquisition Corp.	06/18/07	0.78
Apex Bioventures Acquisition Corp.	06/07/07	0.80
Arcade Acquisition Corp.	05/21/07	0.90
Columbus Acquisition Corp.	05/18/07	0.85
MBF Healthcare Acquisition Corp.	04/17/07	0.90
Tailwind Financial Inc.	04/11/07	0.85
Santa Monica Media Corp.	03/27/07	0.64
Churchill Ventures Ltd.	03/02/07	0.65
Union Street Acquisition Corp.	02/05/07	0.67
ChinaGrowth South Acquisition	01/25/07	1.13
ChinaGrowth North Acquisition	01/25/07	1.13
Granahan McCourt Acquisition Corp.	10/18/06	0.55
Oracle Healthcare Acquisition Corp.	03/03/06	1.25
Vantage Energy Services, Inc.	05/24/07	0.91
North American Insurance Leaders	03/22/06	0.76
Shanghai Century Acquisition Corp.	04/25/06	0.77
Millennium India Acquisition Company Inc.	07/20/06	0.47
Information Services Group, Inc.	01/31/07	0.75
Key Hospitality Acquisition Corp.	10/24/05	0.85
Endeavor Acquisition Corp.	12/16/05	0.96
Echo Healthcare Acquisition Corp.	03/17/06	0.80
Platinum Energy Resources, Inc.	10/26/05	0.86
General Finance Corp.	04/05/06	0.60
Healthcare Acquisition Corp.	07/28/05	1.10
Boulder Specialty Brands, Inc.	12/19/05	0.70
Services Acquisition Corp. International	06/29/05	0.92
Average		$0.83
Source: Faciset, SEC filings

10.	We note your response to prior comment 14 of our letter dated September 19, 2007. Based on the disclosed valuation assumptions, it would appear that the fair value of the

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October 5, 2007

UPO would be $4.6 million rather than $4.3 million. Please revise your disclosures accordingly, or explain why you believe that no revisions are required.

Response:	The Company has revised the disclosure on pages 18, 64, 125 and F-11 of Amendment No. 3 in response to the Staff’s comment.

Exhibit 4.5 – Warrant Agreement

11.	We note your disclosure on page F-10 that in no event will the warrant holders be entitled to net cash settlement of the warrants. However, the filed warrant agreement does not appear to include such a provision. Please revise your warrant agreement to clarify that the company cannot be required to net cash settle the warrants under any circumstances. Alternatively, please explain why you believe that the provisions of the filed agreement support equity classification of the warrants under paragraph 17 of EITF 00-19.

Response:	The Company has revised the Form of Warrant Agreement and has filed it as Exhibit 4.5 to Amendment No. 3.

* * *

If you require additional information, please telephone either the undersigned at the telephone number indicated on the first page of this letter, or Brian B. Margolis of this firm at (212) 937-7239.

Very truly yours,

/s/ Mark G. Borden
Mark G. Borden

Enclosures

cc:	R. Scott Murray (Global BPO Services Corp.)

Brian B. Margolis (Wilmer Cutler Pickering Hale and Dorr LLP)

Thomas J. Ivey (Skadden, Arps, Slate, Meagher & Flom LLP)